UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-09614
CUSIP NUMBER

(Check One): [X]  Form 10-K    [  ]    Form 20-F   [  ]   Form 11K   [  ] Form 10-Q
[  ]   Form N-SAR      [  ] Form N-CSR

For Period Ended: July 31, 2003
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transaction Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

VAIL RESORTS, INC.
Full Name of Registrant

Former Name if Applicable

Post Office Box 7
Address of Principal Executive Office (Street and Number)

Vail, Colorado 81658
City, State and Zip Code

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or, portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

The completion of the Company’s audit of its financial statements for its fiscal year ended July 31, 2003 is taking longer than originally anticipated and could not be completed without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

Part IV—Other Information

(1)     Name and telephone number of person to contact in regard to this notification

James P. Donohue	(970)	845-2506
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]     Yes       [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]     Yes       [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will record a net loss for the quarter and year ended July 31, 2003. Until the Company and its auditors complete the year-end audit, the Company is unable to reasonably estimate the amount of the loss.

VAIL RESORTS, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2003

By: /s/ James P. Donohue Name: James P. Donohue Title: Senior Vice President and Chief Financial Officer